SIGULER GUFF GLOBAL MARKETS, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68996

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Siguler Guff Global Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 Third Avenue, 10th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Kirschenblatt — 516 222 9111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
(Name – *if individual, state last, first, middle name*)

369 Lexington Avenue, 25th Flr	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald Spencer   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Siguler Guff Global Markets, LLC   , as
of December 31   , 20 18   , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

SONIA I DANON
Notary Public, State of New York
No. 02DA6363033
Qualified in Kings County
Commission Expires August 14, 2021

Signature

Principal
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SIGULER GUFF GLOBAL MARKETS, LLC
(A Limited Liability Company)

DECEMBER 31, 2018

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Page

Rotenberg Meril

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

369 Lexington Avenue
25th Floor
New York, NY 10017

T: (212) 660-0050
F: (212) 898-9050

www.rmsbg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Siguler Guff Global Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Siguler Guff Global Markets, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

We have served as the Company's auditor since 2013.

New York, New York
February 28, 2019

SIGULER GUFF GLOBAL MARKETS, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$	52,847
Prepaid expenses		31,398
Total assets	$	84,245

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	21,245
Member's equity		63,000
Total liabilities and member's equity	$	84,245

See notes to the financial statement

1

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Siguler Guff Global Markets, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company earns fees as a placement agent for securities offerings in private investment funds offered by affiliates of the Company. The Company is a subsidiary of Siguler Guff & Company, LP ("Siguler Guff"), a multi-strategy private equity investment firm which, together with its affiliates, has over $10.0 billion of assets under management. The Company was capitalized by Siguler Guff with a contribution of $50,000 on November 21, 2012 and had limited operations prior to becoming a broker-dealer. Affiliated advisory entities, Siguler Guff Advisers, LLC ("SGA") and Russia Partners Management, LLC ("Russia Partners") manage and sponsor a number of U.S. and offshore private investment funds (the "Funds"). SGA, a registered investment adviser with the U.S. Securities and Exchange Commission, provides discretionary investment advisory services to private equity investors through pooled investment vehicles that invest the majority of their assets in privately placed, pooled investment vehicles managed by professional, third party managers and direct investment private equity investments. Russia Partners, a registered investment advisor with the U.S. Securities and Exchange Commission, provides investment advisory services to private equity investors. Russia Partners provides discretionary investment management services to investors that invest the majority of their assets in direct equity and equity-related investments in companies operating in Russia and other states of the former Soviet Union.

The sole business activity of the Company is to act as a placement agent in offerings of interests in the Funds managed by SGA and Russia Partners. The Company offers the Funds to its institutional and high net worth investors. The Company does not solicit or sell directly to retail investors and does not hold or have custody of investor funds or securities. Registered persons of the Company communicate with investors by personal contact, telephone, email, letter and other marketing materials, including the offering documents of the Funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. Further information over significant accounting policies are described in the following paragraphs.

Concentration of risk
The Company maintains cash in a bank account which is non-interest bearing. As of January 1, 2013, interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. The Company has not experienced any losses in such account and does not believe it is exposed to any significant credit risk on cash.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue recognition

Revenue is recognized when earned and arises from the Company acting as a placement agent for Funds managed by SGA and Russia Partners. Upon a completed placement of Funds, Siguler Guff allocates revenue to the Company for an amount equal to the placement fees earned. Placement fees typically represent a percentage of expected annual revenue to SGA and Russia Partners and such amounts are generally earned over eight quarters after the completed placement of Funds. Additionally, SGGM recognizes placement fee revenue for referral services of certain secondaries transactions.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

As a wholly-owned limited liability company, the Company is not subject to Federal, state or local income taxes. All items of income, expense, gains and losses are reportable by the member for tax purposes. The Company is considered to be a disregarded entity and does not file income tax returns in any jurisdiction.

Uncertain tax positions

The Company follows the accounting guidance for uncertainty in income taxes pursuant to Financial Accounting Standards Board (FASB) ASC 740, Income Taxes. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by tax authorities.

The Company had no unrecognized tax benefits at December 31, 2018. No accrued interest and penalties associated with uncertain tax positions were recorded during the year ended December 31, 2018 or accrued for as of December 31, 2018. The Company does not anticipate significant increases to unrecognized tax benefits in the next twelve months.

Generally, federal, state and local authorities may examine the Company's member's tax returns for three years from the date of filing; consequently, the respective tax returns for the years prior to 2015 are no longer subject to examination by tax authorities.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2018, the Company had net capital, as defined, of $31,602, which exceeded the required minimum net capital of $5,000 by $26,602. Aggregate indebtedness at December 31, 2018 totaled $21,245. The Company's percentage of aggregate indebtedness to net capital was 67.23%.

4. RELATED PARTIES TRANSACTIONS

Pursuant to a cost sharing agreement with Siguler Guff, the Company is allocated expenses for rent, compensation, and general operating expenses paid for by Siguler Guff. The Company participates in a variety of financial and administrative transactions with related parties and may be financially dependent on such parties. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Siguler Guff has committed to fully fund the Company, now and in the future, and to deposit additional funds should it become necessary for the Company to remain in net capital compliance.

5. SUBSEQUENT EVENTS

The Company received a capital contribution of $30,000 on January 4, 2019 to maintain its minimum net capital requirement.

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2018 through February 28, 2019, the date the financial statements were available to be issued. Management determined that there are no other material events that would require disclosures in the Company's financial statements.